Via EDGAR Transmission
and Federal Express

February 22, 2010

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Card Activation Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed January 19, 2010
File No. 0-52556

Dear Mr. Spirgel:

Set forth below are the responses of Card Activation Technologies, Inc. (the “Company” or “we”), to the comment letter, dated February 4, 2010 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 originally filed with the Commission on January 19, 2010 (the “Form 10-K”).  In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Form 10-K (the “Form 10-K/A”) via EDGAR concurrently with the submission of this letter.

For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold typeface followed by the Company's responses thereto.

Form 10-K for the year ended September 30, 2009

Financial statements for the year ended September 30, 2009

Statement of operations, page 13

1.	Tell us why you believe that the litigation revenue should be classified as operating income rather than other income.

Response:

As disclosed in Item 1 of the Form 10-K, the Company’s business strategy consists exclusively of attempting to enter into license agreements with third parties to license the Company’s rights under its patent and pursuing patent litigation in an effort to protect its intellectual property and obtain recourse against alleged infringement of its patent.  The Company is presently engaged in an aggressive program to identify potential third-party infringers of its patent, notify such third-parties of their infringement and seek settlement amounts relating to such infringement.  The Company may obtain such licensing fees pursuant to license agreements entered into by the Company and the third-parties, or the Company may pursue patent litigation to obtain remedies for infringement.  The Company intends to aggressively enforce its rights during the entire life of the patent, and to seek settlement amounts from all infringing parties until the patent expires in 2017.  Accordingly, the Company believes it is appropriate to record the litigation revenue, which represents such settlement amounts, as operating income because it is the Company’s primary business.

Notes to the financial statements

Note 6 – Related Party, page 21

2.
We note that you disclosed on page 15, as supplemental cash flow information, the issuance of stock for the affiliation acquisition of $294,000, which appears to be related to the acquisition of PayMed LLC.  We also note your disclosure in the third paragraph of page 22 that you recorded a receivable from MedCom for $294,000.  Tell us how you accounted for the acquisition of PayMed LLC and why you recorded a receivable for $294,000 which appears to be part of the balance of the advances to affiliates account at year end.

Response:

In October 2008, MedCom acquired PayMed LLC and Absolute Medical Software Solutions from Michael De La Garza.  The Company issued 3,000,000 shares of its common stock to Mr. De La Garza in conjunction with this transaction and recorded $294,000, the market value of its common shares on the date of issuance, as an advance from affiliate.  The transaction was unwound as part of a settlement agreement, as described in Note 6 to the audited financial statements included in the Form 10-K, and the shares are to be returned to the Company. The shares were not returned to the Company as of September 31, 2009.

Item 9A(t) Controls and procedures, page 24

Evaluation of Disclosure Controls and Procedures

3.
In view of the weakness disclosed in the last paragraph of this page, please revise your conclusion on the disclosure controls and procedures to clearly state that the disclosure controls and procedures are “not effective.”

Response:

In response to the Staff’s comment, the disclosure in Item 9A(t) has been revised as reflected in the Form 10-K/A.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Thomas Lynn, our securities counsel, at (816) 691-3240, if you have any questions regarding this submission.

Very truly yours,

CARD ACTIVATION TECHNOLOGIES, INC.

/s/ Robert Kite

Robert Kite
Chairman, President and
Chief Executive Officer